November 10, 2011

Via EDGAR

Ms. Amy Geddes

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	BJ’s Restaurants, Inc.
Form 10-K for the fiscal year ended December 28, 2010
Filed March 9, 2011
File No. 000-21423

Dear Ms. Geddes:

On behalf of BJ’s Restaurants, Inc. (the “Company”), I am responding to your letter dated November 8, 2011 relating to the above-referenced annual report. Our responses are named and numbered to correspond with the names and numbers of the comments contained in your letter. For your convenience, we have included a copy of the text of your comment above each of our responses.

Critical Accounting Policies, page 52

Comment:	1.	Refer to your discussion of the impairment of long-lived assets on page 53. As previously requested in connection with our review of your Form 10-K filed March 14, 2008, please expand your disclosure to indicate if impairment of assets is reviewed on a restaurant basis (i.e. lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities). Refer to ASC 360-10-35-23 for guidance.

Response: The requested disclosure was included in the Company’s 10-Q for the quarter ended September 30, 2008 but was inadvertently omitted from subsequent filings. The Company will revise the discussion of impairment of long-lived assets in future filings to reflect the previously requested disclosure.

PART III, Page 59

Comment:	2.	We note your disclosure that some of the information required in Part III is incorporated by reference to the proxy statement relating to your annual meeting that you expect to file “no later than 120 days after the close of the year ended December 28, 2010.” However, it appears that the definitive proxy statement was filed more than 120 days after the close of the year ended December 28, 2010. Please advise. Refer to General Instruction G(3) to Form 10-K.

Response: The Staff correctly notes that the Company filed the proxy statement beyond the 120 day period as a result of a calendaring error. The proxy statement was filed on May 6, 2011 and, as a result, the required disclosures were available from and after that date. While the Company has a long history of timely filings, the Company has modified its calendaring and internal disclosure procedures in order to assure that a similar error does not occur in the future.

Form 8-K filed July 21, 2011

Comment:	3.	Refer to your reconciliation of selected GAAP financial measures to non-GAAP financial measures. For greater clarity, please revise the titles of your non-GAAP financial measures from “Non-GAAP net income” and “Non-GAAP basic net income per share” to “Adjusted net income” or “Non-GAAP adjusted net income.” Rule 10 (e)(1)(ii)(E) of Regulation S-K states that titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures should not be used in your presentation.

Response: The Company will revise the titles of non-GAAP financial measures used in future press releases and related filings in accordance with the Staff’s comment.

In addition to our responses listed above to your comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (714) 500-2440 if you have any further comments or questions regarding this response.

We greatly appreciate you taking the time to review our filings and providing us the comments above so that we may improve our disclosures in our future filings.

Sincerely,

/s/ Greg Levin

Greg Levin
Executive Vice President,
Chief Financial Officer and Secretary
(Principal Financial and Accounting Officer)
BJ’s Restaurants, Inc.